TC 3/11

BP 3/5

03013507

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2003 WASH., D.C.

SEC FILE NUMBER
8- 46999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Myerberg & Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Myerberg 212-750-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reminick, Aarons & Company, LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway, 17th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marcia Myerberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Myerberg & Company, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE CLARKE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-4728674
QUALIFIED IN QUEENS COUNTY
CERTIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 31, 2006

Joyce Clarke
Notary Public

Marcia Myerberg
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2002

RA&Co.
REMINICK, AARONS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2002

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	7-8

RA&Co

REMINICK, AARONS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Myerberg & Company, L.P.
(A Limited Partnership):

We have audited the accompanying statement of financial condition of Myerberg & Company, L.P. (A Limited Partnership) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Myerberg & Company, L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Reminick Aarons & Company LLP

New York, New York
February 5, 2003

1430 BROADWAY, NEW YORK, NY 10018-3308
TEL: (212) 697-6900 FAX: (212) 490-1412
E-MAIL: RACO@REMINICK.COM HTTP://WWW.REMINICK.COM

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	409,392
Fees receivable		86,207
Receivable from clearing broker		100,076
Property and equipment		31,220
Other assets		104,125
	$	731,020

LIABILITIES AND PARTNERS' EQUITY

Accounts payable and accrued liabilities	$	155,867
Income taxes payable		6,585
Total liabilities		162,452
Commitments and contingencies		
Partners' equity		568,568
	$	731,020

The accompanying notes are an integral part of this financial statement.

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Myerberg & Company, L.P. (A Limited Partnership) ("Company") is a woman owned and managed investment banking firm operating in the taxable fixed income and equities markets with a primary focus in public and private mortgage and asset-backed securities and the full range of agency debt securities. The Company is an SEC registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD). The Company maintains its office in New York City.

The Company is also engaged by institutional clients to provide financial advisory and portfolio valuation services on a fee basis. Substantially all of the advisory fee income was earned from one client.

Recognition of Revenue and Expenses

Customers' securities transactions, commission income and expenses are recorded on a trade date basis. Securities transactions of the Company and investment banking revenue, including management fees, sales concessions, and underwriting fees, are recorded at the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Owned

Proprietary securities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset.

Payments to Partners

Payments to partners for services rendered are accounted for as partnership expenses rather than as allocations of partnership net income.

Income Taxes

As a partnership, the Company is not subject to federal and New York State income taxes; each partner is individually liable for income taxes, if any, on their proportionate share of the Company's net taxable income. The Company is, however, subject to the New York City Unincorporated Business Tax.

The Company's effective income tax rate is higher than what would be expected if the statutory rate were applied to income before provision for income taxes, primarily because of guaranteed payments to partners, which are deductible for financial reporting purposes but not deductible for tax purposes.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2002:

Office equipment	$ 102,672
Office furniture	38,530
Leasehold improvements	3,000
	144,202
Accumulated depreciation and amortization	(112,982)
	$ 31,220

Depreciation and amortization expense charged to operations for the year ended December 31, 2002 was $8,232.

MYERBERG & COMPANY, L.P.
(A Limited Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $424,858, which was $324,858 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.38 to 1.

NOTE 4 - RETIREMENT PLANS

The Company sponsors a profit-sharing plan covering all of its eligible employees. Under the plan, the Company may contribute to the plan an amount designated by management. The Company did not make a contribution to the plan for the year ended December 31, 2002.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a five-year lease agreement for its office facilities expiring in April 2004. In addition to minimum monthly rent, the Company is obligated for real estate taxes and operating cost escalations.

Future minimum rental payments under this lease for each of the next two years are:

2003	$ 62,514
2004	20,838
	$ 83,352

Rent expense charged to operations for the year ended December 31, 2002 was $62,514.

Agreements with Clearing Broker

The Company processes all of its securities transactions through a clearing broker that is a member of the New York Stock Exchange, Inc. Accordingly, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker, which is responsible for custody and processing.

NOTE 6 - OFF BALANCE SHEET RISK AND CONCENTRATION OF ASSETS

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from the customers' failure to complete such transactions.

A substantial portion of the Company's assets is held by one clearing broker.

The Company does not anticipate nonperformance by customers or the clearing broker in the above situations. In addition, the Company has a policy of reviewing, as it considers necessary, the credit standing of the customers and clearing broker with whom it conducts business.

The Company invests its excess cash in money market accounts which are considered cash equivalents. At times, cash balances may exceed federally insured limits.

The Company's cash equivalents consist of investments in two uninsured money market mutual funds.

RA&Co

REMINICK, AARONS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
Myerberg & Company, L.P.
(A Limited Partnership):

In planning and performing our audit of the financial statements and supplementary schedules of Myerberg & Company, L.P (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1430 BROADWAY, NEW YORK, NY 10018-3308
TEL: (212) 697-6900 FAX: (212) 490-1412
E-MAIL: RACO@REMINICK.COM HTTP://WWW.REMINICK.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lerouch Barnes & Company LLP

New York, New York
February 5, 2003